Filed by First Majestic Silver Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Gatos Silver, Inc.

(Commission File No. 001-39649)

NEWS RELEASE

New York - AG	December 19, 2024
Toronto - AG
Frankfurt - FMV

First Majestic Provides Update Regarding Gatos Silver’s

Joint Venture with Dowa Metals & Mining Co., Ltd.

Vancouver, BC, Canada – First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the “Company” or “First Majestic”) announces that Gatos Silver, Inc. (“Gatos”) has advised the Company that it has amended and restated its agreements (the “Amended Agreements”) with Dowa Metals & Mining Co., Ltd. (“Dowa”) regarding the Los Gatos Joint Venture (the “LGJV”). The Amended Agreements, which become effective on January 1, 2025, expand Gatos’ management rights within the LGJV and allow for the financial statements of the LGJV to be fully consolidated. For copies of the Amended Agreements, please see the Form 8-K filed by Gatos under its EDGAR profile at www.sec.gov/edgar. The Amended Agreements do not affect the respective ownership interests of Gatos and Dowa in the LGJV, which remain unchanged at 70% and 30%, respectively. Concurrent with this news release, the Company has filed a material change report dated December 19, 2024 (the “December Material Change Report”) under its SEDAR+ profile at www.sedarplus.com, with further details of the Amended Agreements.

As a result of the Amended Agreements, First Majestic has updated the unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) that was previously prepared by the Company and that was included in its management information circular (the “Circular”) for the upcoming January 14, 2025 special meeting of First Majestic’s shareholders (the “Special Meeting”) to reflect full consolidation of the LGJV in the Pro Forma Financial Information (as opposed to accounting for Gatos’ 70% interest in the LGJV using the equity method of accounting, which is reflected in the Pro Forma Financial Information set out in the Circular). The updated Pro Forma Financial Information based on fully consolidating the LGJV is attached to the December Material Change Report.

First Majestic’s shareholders are encouraged to read the updated Pro Forma Financial Information in the December Material Change Report, together with the Circular and the other materials for the Special Meeting, when voting their shares in respect of the Special Meeting. Electronic versions of the materials for the Special Meeting are available at www.AGSpecialMeeting.com.

The Company would like to remind shareholders that the Special Meeting will be held on Tuesday, January 14, 2025, at 11:00 a.m. (Pacific Time) at the offices of Bennett Jones LLP, located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Only First Majestic shareholders of record as of November 25, 2024 are entitled to vote at the Special Meeting. For further details regarding the Special Meeting, please see the Company’s news release dated December 10, 2024.

First Majestic has retained Kingsdale Advisors (“Kingsdale”) as a Strategic Advisor and to assist in the solicitation of proxies for the Special Meeting. Any shareholders who need assistance with voting their First Majestic Shares may contact Kingsdale by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Gatos Stockholder Meeting

Holders of shares of Gatos common stock (“Gatos Shares”) are also required to provide their approval of First Majestic’s acquisition of all of the outstanding Gatos Shares (the “Transaction”), and accordingly, Gatos has announced that it will hold its stockholder meeting virtually on Tuesday, January 14, 2025, at 10:00 a.m. (Pacific Time), one hour prior to First Majestic’s Special Meeting. Subject to the approval of First Majestic’s shareholders and Gatos’ stockholders and the satisfaction or waiver of other conditions precedent, it is anticipated that the Transaction will close in January 2025.

Important Information for Investors and Shareholders about the Transaction and Where to Find It

This news release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities of First Majestic or Gatos or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of First Majestic or Gatos in any jurisdiction in contravention of applicable law. This news release may be deemed to be soliciting material relating to the Transaction.

In connection with the proposed transaction between First Majestic and Gatos pursuant to the Merger Agreement and subject to future developments, First Majestic has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement of Gatos that also constitutes a prospectus of First Majestic (the “Proxy Statement/Prospectus”). The Form F-4 was declared effective by the SEC on December 2, 2024. Gatos filed a Proxy Statement/Prospectus with the SEC on December 3, 2024, which it commenced mailing to its stockholders on December 6, 2024. First Majestic filed the Information Circular in connection with the proposed Transaction with applicable Canadian securities regulatory authorities on December 10, 2024. This news release is not a substitute for any registration statement, proxy statement, prospectus or other document First Majestic or Gatos has filed or may file with the SEC or Canadian securities regulatory authorities in connection with the proposed Transaction. First Majestic commenced mailing the Meeting Materials to its shareholders on December 10, 2024. INVESTORS AND SECURITY HOLDERS OF GATOS AND FIRST MAJESTIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, RESPECTIVELY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MAJESTIC, GATOS, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus, the filings with the SEC that are incorporated by reference into the Proxy Statement/Prospectus and other documents filed with the SEC by First Majestic and Gatos containing important information about First Majestic or Gatos and the Transaction through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the management proxy circular and other documents filed with Canadian securities regulatory authorities by First Majestic, through the website maintained by the Canadian Securities Administrators at www.sedarplus.com. In addition, investors and security holders may obtain free copies of the documents filed by First Majestic with the SEC and Canadian securities regulatory authorities on First Majestic’s website or by contacting First Majestic’s investor relations team. Copies of the documents filed with the SEC by Gatos are available free of charge on Gatos’ website at www.gatossilver.com or by contacting Gatos’ investor relations team.

Participants in the Merger Solicitation

First Majestic, Gatos and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of First Majestic and the stockholders of Gatos in connection with the Transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above and other relevant documents when they are filed with the SEC and Canadian securities regulatory authorities in connection with the proposed Transaction. Additional information regarding First Majestic’s directors and executive officers is also included in First Majestic’s Notice of Annual Meeting of Shareholders and 2024 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2024, and information regarding Gatos’ directors and executive officers is also included in Gatos’ Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to such annual report filed with the SEC on May 6, 2024 and Gatos’ 2024 Proxy Statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2024. These documents are available free of charge as described above.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, visit our website at www.firstmajestic.com. You can contact us by e-mail at info@firstmajestic.com, or by telephone at 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” under applicable Canadian securities laws (collectively, “forward-looking statements”). These statements relate to future events or the future performance, business prospects or opportunities of First Majestic and/or Gatos that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management of First Majestic and/or Gatos made in good faith in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: closing of the Transaction and the terms and timing related thereto; the anticipated timing of shareholder meetings; and the timing for the Amending Agreements becoming effective. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: satisfaction or waiver of all applicable closing conditions for the Transaction on a timely basis or at all including, without limitation, receipt of all necessary shareholder, stock exchange and regulatory approvals or consents and lack of material changes with respect to First Majestic and Gatos and their respective businesses, all as more particularly set forth in the Merger Agreement; the timing of the closing of the Transaction and the failure of the Transaction to close for any reason; the outcome of any legal proceedings that may be instituted against First Majestic or Gatos and others related to the Transaction; and unanticipated difficulties or expenditures relating to the Transaction. First Majestic is not affirming or adopting any statements or reports attributed to Gatos (including prior mineral reserve and resource declaration) in this news release or made by Gatos outside of this news release. In addition, the failure of a party to comply with the terms of the Merger Agreement may result in that party being required to pay a fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

First Majestic believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. First Majestic does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information, except as required by applicable laws.

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